PRIMERO REPORTS 2014 YEAR-END MINERAL RESERVES AND MINERAL RESOURCES AND ANNOUNCES NEW HIGH-GRADE VEIN DISCOVERY AT SAN DIMAS

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, March 18, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announces its 2014 year-end Mineral Reserves and Mineral Resources, as well as the discovery of a new high-grade vein intersected by existing infrastructure at its San Dimas mine located in Durango, Mexico.

Highlights:

•

Mineral Reserves Impacted by Increase in Cut-Off Grades: Primero’s 2014 year-end gold Mineral Reserves declined by 9% from 2013 to 1.9 million ounces of gold, mainly as a result of higher cut-off grades applied at Black Fox and San Dimas, combined with the impact of previously disclosed decline in ounces in the Black Fox open-pit.

•

Improved Underground Grade Profile: Primero’s focus on delivering high quality, high margin underground ounces has resulted in a 4% increase, to 5.7 grams per tonne (“g/t”), in gold Mineral Reserve grade at its platform San Dimas mine in Mexico, as well as a 19% increase in underground gold Mineral Reserve grade to 7.5 g/t at its Black Fox mine, located near Timmins, Ontario.

•

Measured and Indicated Mineral Resources Maintained: Primero has increased 2014 year-end gold and silver Measured and Indicated Mineral Resources by 1% and 4%, respectively, over 2013 year-end to include 3.2 million ounces of gold and 82.5 million ounces of silver.

•	New High-Grade Vein at San Dimas: Discovery of the Jessica vein in the Central Block, channel samples average 10.4 g/t gold and 1,606 g/t silver over 1.4 metres along 98 metres of exposed vein.

•	Victoria Vein Further Defined: Drilling has further defined the Victoria vein as two narrower veins, recent intercepts include 49.7 g/t gold and 270 g/t silver over 1.1 metres (VIC14_324).

“Our exploration program continues to deliver strong results,” stated Joseph F. Conway, Chief Executive Officer. “In 2014 we were successful at substantially replacing our depletion, not including the open-pit at Black Fox. At our platform San Dimas mine, we have consistently discovered new high-grade veins each year. This has resulted in a steady increase in its gold reserves and also its average gold reserve grade, by 62% and 27%, respectively, since 2011. Today’s announcement of the discovery of a high-grade Jessica vein under the volcanic capping that covers the northern portion of the San Dimas property, is significant as it confirms the prospectivity of the entire 22,500 hectare San Dimas property, notably the northern and eastern areas. The location of the Jessica vein is also important as it is connected to existing infrastructure. The Company has already developed along 98 metres of the vein and will include production from this vein in the 2015 mine plan as well as its 2015 year-end reserves and resources. Primero’s continued exploration success at San Dimas led to the current expansion of the mill to 3,000 tonnes per day. With the mine and mill currently operating in excess of the existing name-plate capacity of 2,500 tonnes per day, the Company expects to increase production in 2015 to between 175,000 and 185,000 gold equivalent ounces. The Black Fox mine began an optimization program following its acquisition in March 2014. Delineation drilling in the open-pit identified fewer ounces than previously expected, while drilling at depth in the underground produced results that exceeded our expectations. We have already proven Mineral Resources down to at least 800 metres below surface, 300 metres deeper than when we acquired it. Exploration drilling at the nearby Grey Fox property resulted in a 20% increase in contained ounces in measured and indicated resources and gives us further confidence that this will be an additional ore source for the Black Fox mill.”

The Company’s 2015 $19 million exploration program is focused on delineation in the first half of the year. Assuming success, the Company may approve additional exploration expenditures for the second half of 2015. The 2015 exploration program currently comprises 130,000 metres of drilling and 1,350 metres of exploration drifting.

Mineral Reserves and Mineral Resources

The Company completed its 2014 year-end Mineral Resource and Mineral Reserve estimation for San Dimas and Black Fox internally and retained AMC Mining Consultants (Canada) Ltd. (“AMC”) for the Grey Fox Mineral Resource estimation.

The Company elected to use metal prices of $1,200 per troy ounce of gold and $18.00 per ounce of silver and a foreign exchange ratio of 13 Mexican Pesos per US$1.00 for its San Dimas mine Mineral Reserve and Mineral Resource estimations. This resulted in increasing the Mineral Reserve cut-off grade from 2.7 g/t gold equivalent (“AuEq”) to 2.9 g/t AuEq. Following a two year study into the average bulk density at the San Dimas mine the bulk density used in the 2014 estimation was lowered to 2.6 tonnes/m3 from 2.7 tonnes/m3, resulting in a reduction of approximately 31,000 ounces of gold in the Mineral Reserve estimate. In addition, further drilling in 2014 of the Victoria vein resulted in the vein being re-interpreted as two narrower veins during the creation of the 2014 block model. As a result, the Company was not able to fully replace depletion due to 2014 production leading to a reduction of approximately 27,000 ounces in the Victoria vein Mineral Reserve estimate.

The Company’s San Dimas Mineral Reserves and associated Mineral Resources were estimated using a block modelling approach with ordinary kriging interpolation. The remaining veins outside of Mineral Reserves were estimated using a polygonal method and included in Inferred Resources. The Mineral Reserves and associated Mineral Resources were constrained in 57 individual geological models (40 individual geological models in 2013) based on wireframes of the various veins. These wireframes were modelled along the vein contacts, and were defined by gold and silver grades, structural geology, quartz veining and mineral alteration. Grade estimation was performed on 3 metre long by 3 metre high by 0.5 metre wide blocks. Grade capping was applied for some veins supported by statistical analysis. To convert Mineral Resources to Mineral Reserves, mining dilution was added and mining recovery factors were applied on an individual vein basis and respecting mining methodology. For the block-modelled veins, Measured and Indicated Mineral Resources were defined by combining several criteria such as a minimum of four drill holes within 15 metres and 30 metres respectively, whereas Inferred Mineral Resources were estimated with a minimum of 2 drill holes within 45 metres. The Company continues to utilize an external laboratory for all drill samples at San Dimas.

The Company elected to use a gold price of $1,200 per troy ounce and a foreign exchange ratio of CAD$1.10 per US$1.00 at its Black Fox mine. This resulted in increasing the underground Mineral Reserve cut-off grade from 3.4 g/t to 3.7 g/t, causing a reduction of approximately 11,000 ounces of gold in the Mineral Reserve estimate and partially contributing to the 19% increase in the underground gold Mineral Reserve grade to 7.5 g/t. After operating the Black Fox mine for nearly 12 months, the Company elected to apply more conservative mining envelopes to current Mineral Resources which resulted in a reduction in Mineral Reserves. However, throughout the year the Company plans to individually evaluate certain remnant areas which were excluded from the 2014 Mineral Reserve calculation for potential addition to the Mineral Reserve estimate and mine plan next year.

As previously disclosed, throughout 2014 production from the Black Fox open-pit was systematically below the average 2013 Mineral Reserve grade. Mining through the year and the reconciliation of the open-pit highlighted that the high-grade regions of the pit were not as continuous as predicted by the 2013 block model. As a result, the Company completed a close spaced reverse circulation drilling program at the open-pit to incorporate the results in its 2014 year-end Mineral Reserve estimation. This resulted in a 112,900 ounce reduction in open-pit gold Mineral Reserve ounces after depletion during 2014.

The Company’s Black Fox and Grey Fox Mineral Reserves and associated Mineral Resources were estimated using a block modelling approach with inverse distance squared and ordinary kriging interpolation respectively. For Black Fox grade estimation was performed on 3 metre long by 3 metre high by 3 metre wide blocks. Grade capping was applied supported by statistical analysis. Indicated Mineral Resources were defined by combining several criteria such as a minimum of 2 drill holes with the closest being within 20 metres. For Grey Fox grade estimation was performed on 5 metre long by 5 metre high by 5 metre wide blocks and a bulk density of 2.9 tonnes/m3. Grade capping was applied supported by statistical analysis. Indicated Mineral Resources were defined by combining several criteria such as continuation of geology and mineralization and location of drilling.

Table 1: Total Mineral Reserves and Mineral Resources as at December 31, 2014.

		Tonnage	Gold	Silver	Contained	Contained
Classification	Property	(million	Grade	Grade	Gold	Silver
		tonnes)	(g/t)	(g/t)	(000 ounces)	(000 ounces)
Mineral Reserves
Proven & Probable	San Dimas	4.5	5.7	352	818	50,510
Proven & Probable	Black Fox	3.0	4.0		393
Proven & Probable	Cerro	32.2	0.7	15	712	15,335
Total Proven & Probable					1,923	65,845
Mineral Resources
Measured & Indicated	San Dimas	4.6	6.6	415	970	60,700
Measured & Indicated	Black Fox	3.6	5.3		608
Measured & Indicated	Grey Fox	4.7	4.4		668
Measured & Indicated	Cerro	47.9	0.6	13	923	20,546
Measured & Indicated	Ventanas	0.2	2.5	258	12	1,286
Total Measured & Indicated					3,181	82,536
Inferred Resources	San Dimas	6.5	3.8	293	786	61,310
Inferred Resources	Black Fox	0.3	8.3		68
Inferred Resources	Grey Fox	1.3	4.2		174
Inferred Resources	Ventanas	0.2	2.3	412	17	3,039
Total Inferred Resources					1,045	64,350

Table 2: Black Fox Mineral Reserves Breakdown as at December 31, 2014.

		Tonnage	Gold Grade	Contained Gold
Classification	Category	(million tonnes)	(g/t)	(000 ounces)
Mineral Reserves
Proven & Probable	Open Pit	0.9	2.2	61
Proven & Probable	Underground	1.2	7.5	300
Proven & Probable	Stockpile	0.9	1.1	31
Total Black Fox Proven & Probable		3.0	4.0	393

Notes to Mineral Reserve Statement:

1.	Assumed gold price of US$1,200 per troy ounce and silver price of US$18 per troy ounce.
2.

San Dimas cut-off grade of 2.94 g/t AuEq based on total operating cost of US$110.06/t. Metal supply contract obligations have been referenced in determining overall vein reserve estimate viability. Black Fox open-pit cut-off grade of 0.9 g/t and underground cut-off grade of 3.7 g/t.

3.	Assumed processing recovery factors at San Dimas for gold of 97% and silver of 94% and 94% for gold at Black Fox.
4.	Exchange rate assumed is 13 pesos/US$1.00 and CDN$1.10/US$1.00.
5.

The San Dimas Mineral Reserve estimate was prepared under the supervision of Mr. Clifford Lafleur, P.Eng., Director of Technical Services, Primero and a QP for the purposes of National Instrument 43-101 (“NI 43-101”). The Black Fox Mineral Reserve estimate was prepared under the supervision of Mr. Lafleur and Mr. Karl Dessureault, P.Eng., Chief Mine Engineer Black Fox, Primero, and both a QP for the purposes of NI 43-101.

6.	Figures may not add due to rounding.

Notes to Mineral Resource Statement:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves except Cerro del Gallo Mineral Resources which are calculated exclusive of Mineral Reserves.
2.	Assumed gold price of US$1,200 per troy ounce and silver price of US$18 per troy ounce.
3.

San Dimas cut-off grade of 2.0 g/t AuEq was applied. Black Fox open-pit cut-off grade of 0.9 g/t gold and underground cut-off grade of 3.4 g/t were applied. Grey Fox open-pit cut-off grade of 0.9 g/t gold and underground cut-off grade of 3.0 g/t were applied.

4.	At San Dimas a constant bulk density of 2.6 tonnes/m3 has been used.
5.

The Mineral Resource estimates for San Dimas and Black Fox were prepared under the supervision of Mr. Harold Brisson PhD, Eng., Resource Manager of Primero and a QP for the purposes of National Instrument 43-101 (“NI 43-101”). The Mineral Resource estimate for Grey Fox was prepared by Mr. Rodney Webster MAusIMM, MAIG of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.

6.	Figures may not add due to rounding.

As a simple sensitivity exercise, prices of US$1,300 per ounce for gold and US$20 per ounce for silver were applied to the final San Dimas Mineral Reserve estimate, giving numbers of the order of 4.8 million tonnes at 5.4 g/t gold and 340 g/t silver, representing approximately 830,000 ounces of gold and 51 million ounces of silver. Using the same gold price of US$1,300 per ounce applied to the final Black Fox Mineral Reserve estimate, resulted in numbers of the order of 3.2 million tonnes at 4.0 g/t gold, representing approximately 404,000 ounces of gold.

New High-Grade Vein Discovered at San Dimas

Historically, geologists at San Dimas had not proven the continuity of the epithermal vein systems under the volcanic (rhyolite) capping that exists over a large portion of the northern and eastern portions of the San Dimas property. This volcanic capping consists of barren material and prevents surface expression of the vein systems. The volcanic capping is up to 1.5 kilometres thick, and as a result drilling from surface is not an ideal exploration tool. In the past, exploration has been conducted by means of exploration drifting through exposed “geological windows” into the favourable horizon, created in areas of considerable erosion. As a result the Company has always included exploration drifting through the favourable horizon as a significant part of its exploration program.

In December 2014, exploration drifting 2.5 kilometres north of the Roberta vein in the Central Block, which is still currently the largest producing block of the San Dimas mine, encountered a new high-grade vein (the “Jessica” vein).

The Jessica vein exists in a previously completely unexplored area of the San Dimas property and demonstrates that the epithermal vein system continues under the volcanic capping. This confirms the northern and eastern areas of the San Dimas property remain highly prospective despite the volcanic capping.

The Company has completed 28 channel samples of the Jessica vein, resulting in an average gold grade of 10.4 g/t and average silver grade of 1,606 g/t over 1.4 metres. The Company has also commenced a drilling program from two drilling bays south of the Jessica vein to test its continuity as the vein currently remains open 1,800 metres to the eastern Guamuchil fault. The vein has been exposed in tunnels for approximately 100 metres laterally and diamond drill assays are pending for mineralized intercepts noted approximately 60 metres below Jessica’s current outline. The Company will include drill results from the Jessica vein in its 2015 Mineral Reserve and Mineral Resource estimation.

Figure 2 illustrates the location and channel samples of the Jessica vein.

The Company’s exploration program at San Dimas also continues to expand existing veins, with recent drill results shown in Table 3 not included in the 2014 Mineral Reserve and Mineral Resource estimation. Figures 3 to 7 illustrate the locations of the drill results reported in Table 3.

Table 3: Recent San Dimas Drill Results

				Grade (g/t)		Estimated
Area	Drill Hole	From (m)	To (m)			True
				Gold	Silver	Width (m)
Santa Rita (Magdalena)	MAG14_001	209.8	211.3	3.3	202	1.0
Santa Rita (Magdalena)	MAG14_003	159.3	160.6	2.4	1,363	1.1
Santa Rita (Magdalena)	MAG14_004	189.6	191.5	22.9	1,894	1.5
Santa Rita (Magdalena)	MAG15_006	205.1	206.4	5.2	423	1.1
Santa Rita (Magdalena)	MAG15_007	189.6	191.3	5.0	202	1.3
Santa Rita (Nancy)	NAN14_001	70.3	70.9	28.7	3,663	0.6
Santa Rita (Nancy)	NAN14_002	77.0	77.7	9.5	1,562	0.6
Santa Rita (Nancy)	NAN14_003	75.7	78.3	12.4	2,547	1.7
Santa Rita (Nancy)	NAN14_004	82.5	83.3	7.2	1,176	0.7
Santa Rita (Nancy)	NAN14_006	91.2	92.5	2.6	299	0.9
Central Block (Santa Gertrudis)	SG14_020	128.2	128.7	10.1	888	0.4
Central Block (Santa Gertrudis)	SG14_024	121.8	123.4	5.6	625	1.4
Central Block (Santa Gertrudis)	SG15_026	138.5	140.1	10.7	1,023	1.1
Central Block (Santa Gertrudis)	SG15_029	132.0	132.6	6.2	688	0.5
Central Block (Santa Gertrudis)	SG15_029	135.7	136.7	2.2	244	0.9
Sinaloa Graben (Victoria)	VIC14_324	336.0	337.2	49.7	270	1.1
Sinaloa Graben (Victoria)	VIC14_326	295.9	297.5	2.6	56	1.3
Sinaloa Graben (Victoria)	VIC14_327	159.1	162.4	8.2	40	3.1
Sinaloa Graben (Victoria)	VIC14_328	139.5	142.9	13.5	213	3.1
Sinaloa Graben (Lilith)	CEL14_208	280.4	281.0	6.3	505	0.6
Sinaloa Graben (Lilith)	CEL14_209	317.8	318.7	3.9	120	0.8

Drilling at San Dimas was conducted by Primero’s exploration team. Mr. Gabriel Voicu, P. Geo., Vice President Geology and Exploration, reviewed the technical exploration information in this news release as the Qualified Person (“QP”) for the purposes of NI 43-101 for the Company. All drill-hole samples are 1/2 core and analyses reported herein were performed in the ISO certified independent laboratory SGS Servicios Minerales in Durango Mexico, using fire assay with atomic absorption finish or gravimetric finish for values over 10 g/t gold. Intercepts cited represent true widths and drilling is generally intersecting interpreted mineralized zones at a high angle. Primero's quality control program includes systematic insertion of blanks, standard reference material and 5% of rejects are re-assayed to ensure laboratory accuracy. Generally, in a block of twenty samples one will be a standard and one will be a blank.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and now 100% of the Black Fox mine and Grey Fox exploration property in Timmins, Ontario. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The Mineral Resource estimates for San Dimas and Black Fox were prepared under the supervision of Mr. Harold Brisson PhD, Eng., Resource Manager of Primero and a QP for the purposes of National Instrument 43-101 (“NI 43-101”). The Mineral Resource estimates for Grey Fox were prepared by Mr. Rodney Webster MAusIMM, MAIG of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101. Mr. Webster is independent of the Company. The San Dimas Mineral Reserve estimate was prepared under the supervision of Mr. Clifford Lafleur, P.Eng., Director of Technical Services, Primero and a QP for the purposes of NI 43-101. The Black Fox Mineral Reserve estimate was prepared under the supervision of Mr. Lafleur and Mr. Karl Dessureault, P.Eng., Chief Mine Engineer Black Fox, Primero, and both a QP for the purposes of NI 43-101. All of the above QPs have reviewed and approved the contents of this news release with respect to the Mineral Reserves and Mineral Resources estimates section.

The scientific and technical information regarding exploration results contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, Primero, who is a QP for the purposes of NI 43-101. Mr. Voicu has reviewed and approved the contents of this news release with respect to the scientific and technical information regarding exploration results.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES AND RESERVE ESTIMATES

This news release has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource estimates disclosed in this news release may not be comparable to similar information disclosed by U.S. companies.

The mineral reserve estimates in this news release have been prepared in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definition of “proven and probable reserves” used in NI 43-101 differs from the definition in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

In addition, this news release uses the terms “measured and indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured and indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this news release. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration will result in any category of NI 43-101 mineral resources being identified.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “continues to”, “is focused on” (a future event), “will”, “potential to”, “estimates”, “forecasts”, “prospectivity”, “intends” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the prospectivity of the San Dimas property, the ability to identify new resources and convert resources and exploration potential into reserves and resources, the ability to access ore in the Jessica vein and the Company’s intention to include drill results therefrom in its 2015 Mineral Reserve and Mineral Resource estimation, the timing, nature and success of exploration activities, the discovery of additional ounces close to infrastructure that would support the mill expansion to 3,000 tonnes per day, the future potential to discover new economic veins at San Dimas, that such veins or the expansion of long-hole mining would support the expansion of the mine to 3,000 tonnes per day, the Company’s intention to increase production in 2015 to between 175,000 and 185,000 gold equivalent ounces, the ability to access or find ore below the current mining level at Black Fox, the expectation that the Grey Fox property will be an additional ore source for the Black Fox Mill, and intentions to becoming an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that prices for gold and silver remain consistent with the Company's expectations; that the Company identifies new veins and extensions of existing veins, that Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate, the discovery of additional ounces close to infrastructure and that mill and mine development progress as planned. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to achieve planned production levels; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities ; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; and the ability to build a portfolio of precious metals assets in the Americas that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; landowner dissatisfaction and disputes; damage to equipment; and labour disruptions. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

Figure 1: San Dimas Plan View Map

Figure 2: Jessica Vein Channel Sample Locations

Jessica Vein

PLAN VIEW OF CHANNEL SAMPLING ANALYZED BY SGS LABS

11.5 g/t Au;
1,724 g/t Ag;
1.5 m
48m
50m
5.9 g/t Au;
983 g/t Ag;
1.3 m
C01W
C03W
C04W
C05W
C07W
C08W
C11W
C12W
C13W
C14W
C16W
C01E
C02E
C03E
C04E
C05E
C06E
C07E
C08E
C09E
C10E
C11E
C12E
C13E
C15E
C16E
C17E

Channel	Au g/t	Ag g/t	TW m
C01W	5.1	916	1.7
C03W	7.2	838	1.7
C04W	8.6	1,097	1.8
C05W	2.2	382	1.6
C06W	9.6	1,371	1.6
C07W	2.3	599	1.4
C08W	4.3	1,158	1.6
C11W	1.8	480	0.9
C12W	5.8	1,301	0.8
C13W	9.9	2,107	1.6
C14W	43.7	5,514	0.8
C16W	3.1	883	0.9

Channel	Au g/t	Ag g/t	TW m
C01E	16.2	3,027	2.0
C02E	12.5	2,055	3.3
C03E	3.2	517	2.1
C04E	3.6	782	1.8
C05E	6.2	1,090	1.6
C06E	7.3	1,314	1.5
C07E	4.6	575	0.9
C08E	2.7	723	0.9
C09E	12.6	2,400	0.9
C10E	13.1	2,212	1.3
C11E	7.6	1,733	1.2
C12E	41.8	2,779	1.5
C13E	4.7	1,431	0.5
C15E	5.7	1,099	1.3
C16E	10.3	2,208	1.6
C17E	34.3	4,407	1.6

LEGEND

- Composite Channel <3.0 g/t AuEq*
- Composite Channel >=3.0; <6.0 g/t AuEq*
- Composite Channel >=6.0 g/t AuEq*
- Productive Andesite
- Andesitic Intrusive
- Santa Jessica Vein

**AuEq calculated using US$1,250/oz gold and US$4.16/oz silver prices.*

Figure 3: Magdalena Vein Cross Section

Figure 4: Nancy Vein Cross Section

S
Nancy Vein
LONGITUDINAL SECTION
N
700 m
600 m
500 m
400 m
NAN14_001
NAN14_003
NAN14_006
NAN14_002
NAN14_004
DDH 2014
Not Significant
DDH previous 2014
Not Significant previous 2014
Pending
0
50
100m
PRODUCTIVA ANDESITE
ARANA DIORITE

DDH	Au g/t	Ag g/t	TW m
NAN14_001	28.7	3,663	0.6
NAN14_002	9.5	1,562	0.6
NAN14_003	12.4	2,547	1.7
NAN14_004	7.2	1,176	0.7
NAN14_006	2.6	299	0.9

Figure 5: Santa Gertrudis Vein Cross Section

Santa Gertrudis Vein
LONGITUDINAL SECTION
W
E
500 m
400 m
300 m
SG14_024
SG14_029
SG14_020
SG14_026
PRODUCTIVA ANDESITE
PORTAL RHYOLITE
DIKES
0
50
100m
DDH 2014
Not Significant
DDH previous 2014
Not Significant previous 2014
Pending

DDH	Au g/t	Ag g/t	TW m
SG14_020	10.1	888	0.4
SG14_024	5.6	625	1.4
SG14_026	10.7	1,023	1.1
SG14_029	6.2	688	0.5
SG14_029	2.2	244	0.9

Figure 6: Victoria Vein Cross Section

Victoria Vein
LONGITUDINAL SECTION
SW
NE
700 m
500 m
VIC14_327
VIC14_328
VIC14_326
VIC14_324
0
100
200 m
DE LAS CUMBRES RHYOLITE
PRODUCTIVA ANDESITE
PORTAL RHYOLITE
BUELNA ANDESITE
SOCAVON RHYOLITE
Fault
Ore-shoot
DDH 2014
Not Significant
DDH previous 2014
Not Significant previous 2014
Pending

DDH	Au g/t	Ag g/t	TW m
VIC14_324	49.7	270	1.1
VIC14_326	2.6	56	1.3
VIC14_327	8.2	40	3.1
VIC14_328	13.5	213	3.1

Figure 7: Lilith Vein Cross Section